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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of September, 2002

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant's principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Enclosures:

1.
Nokia introduces the world's first handset for WCDMA and GSM networks (September 26, 2002)

2.
Nokia warrants exercised for share subscription (September 26, 2002)

PRESS RELEASE
September 26, 2002

Nokia introduces the world's first handset for WCDMA and GSM networks

The compact Nokia 6650 camera phone marks an important milestone in the evolution to 3G

Nokia today announced the world's first 3GPP (Third Generation Partnership Project) compliant mobile phone operating both in the GSM 900/1800 frequencies and on the WCDMA (Wideband Code Division Multiple Access) protocol. One of the benefits of the WCDMA radio interface in the Nokia 6650 phone is it allows running more than one data session simultaneously. This makes it possible, for example, to capture and share what the user sees whilst talking on the phone. The dual-mode functionality makes the Nokia 6650 phone the world's first GSM/WCDMA handset to work in Europe and Asia including Japan.

The first deliveries for operator-controlled live network tests of the Nokia 6650 phone will start during fourth quarter, 2002. Depending on the WCDMA networks' opening schedules and the maturity of the interoperability between networks, services and terminals, the first commercial deliveries of the Nokia 6650 are estimated to start during first half of 2003.

The Nokia 6650 phone offers robust functionality with pocket size comfort. Encompassing a large color display, integrated camera with picture and video capture, as well as voice, multiple data connectivity options and an advanced user interface, this innovative product is ideally suited to anyone who desires a mobile phone that combines leading-edge functionality with a high quality feel.

"The launch of the Nokia 6650 is solid proof of our capability to build highly sophisticated, yet user-friendly phones for more complex and demanding operating environments using new radio standards, like WCDMA," said Anssi Vanjoki, Executive Vice President, Nokia Mobile Phones. "Nokia is well prepared for—and indeed, driving—the technology transition to 3G application platforms and radio interfaces both in terminals as well as on the infrastructure side. We are working closely with all industry players to ensure both interoperability and a smooth technology take-off."

The cutting-edge technical design of the new Nokia 6650 phone is based on a solution that brings both the GSM and WCDMA chips on to one circuit, enabling powerful talk times (up to 2h20min in WCDMA and up to 2h40min in GSM) and standby time (up to 14 days).

The Nokia 6650 is the first Nokia phone to incorporate the ability to record video simultaneously with sound. The VGA camera can be activated rapidly just by opening the lens cover of the camera. In addition to still pictures, you can capture video clips—with audio—for up to twenty seconds, in 4096 colors. The pictures or clips can be viewed and stored in the Nokia 6650, or sent to either a compatible phone or to an email address as a multimedia message.

With the Nokia PC Suite software for the Nokia 6650, users can view and edit the multimedia contents of the phone on the PC. They can even compose personal movies by collecting different video clips under the same playlist, arrange them into their preferred order and play them back like a movie. With the PC Suite for the Nokia 6650, it is also possible to synchronize personal data such as calendar and contacts between PC and the phone. The PC Suite will be delivered to the consumers as a part of the sales package of the Nokia 6650.

The Nokia 6650 phone also includes a WAP 1.2.1 browser supported by GPRS, MIDP Java 1.0 technology for downloading additional applications to the phone, support for polyphonic ring tones, wallet application for mobile transactions and excellent data connectivity possibilities via USB, Bluetooth and infrared. The WCDMA bandwith support in the new phone provides mobile professionals with data connectivity from the laptop at significantly greater speeds than with ordinary landline modem.

With the new Bluetooth wireless headset also launched today, the users of the Nokia 6650 will be able to handle phone calls and messaging comfortably on the go. The new headset is also compatible with other Bluetooth phones supporting the Bluetooth 1.1 standard version and Bluetooth handsfree or headset profiles, thereby offering improved possibilities for cross-brand interoperability across the industry. The phone weighs 141g and has a dynamic memory of 7MB.

Because of its technological merits and wide industry support, wideband radio technology offers a smooth evolution path from GSM to enriched mobile communications. WCDMA provides faster and more flexible use of mobile services thanks to increased bandwith, higher data speeds and improved roaming possibilities. As mobile services, applications and usage evolve, WCDMA will make it possible to further enhance the features and applications of mobile phones to utilize even greater voice and data capacity.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for    companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Further information:

Nokia Mobile Phones
Communications
Tel: +358 7180 08000
E-mail: nokia.mobile.phones@nokia.com

www.nokia.com

Pictures of the Nokia 6650 phone are available at www.nokia.com/press

PRESS RELEASE
September 26, 2002

Nokia warrants exercised for share subscription

A total of 4,575,360 Nokia shares were subscribed for after the increase in the share capital registered on August 26, 2002. The shares were subscribed for with the A, B and C warrants of the Nokia Stock Option Plan 1997 issued to the key personnel of Nokia. The Stock Option Plan was approved by the Annual General Meeting of March 25, 1997.

The corresponding increase in the share capital, in total EUR 274,521.60 has been registered in the Finnish Trade Register on September 26, 2002. As a result of the increase, the share capital of Nokia is currently EUR 285,647,705.58 and the total number of shares is 4,760,795,093. Nokia received as additional shareholders' equity a total of EUR 14,764,114.80.

The holders of the new shares are entitled to all shareholders' rights from the registration date September 26, 2002. The new shares will be listed on the Helsinki Exchanges together with the other shares on September 27, 2002. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription period for the A warrants of the Nokia Stock Option Plan 1997 began in December 1997, for the B warrants in November 1999 and for the C warrants in November 2001, for the A warrants of the Nokia Stock Option Plan 1999 in April 2001, for the B warrants in April 2002 and for the 2001A warrants of the Nokia Stock Option Plan 2001 in July 2002. The A, B and C warrants of the Nokia Stock Option Plan 1997 are listed on the Helsinki Exchanges as one security.

Further information:

Nokia, Corporate Communications
tel. +358 7180 34459
fax. +358 7180 38226
email: communications.corporate@nokia.com
www.nokia.com

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2002
NOKIA CORPORATION
	By:	/s/ URSULA RANIN Ursula Ranin Vice President, General Counsel

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  Nokia introduces the world's first handset for WCDMA and GSM networks
  Nokia warrants exercised for share subscription
SIGNATURE